

August 29, 2014

Via E-mail
Dov Tamarkin
President and Chief Executive Officer
Foamix Ltd.
2 Holzman Street, Weizmann Science Park
Rehovot 76704, Israel

> **Re: Foamix Ltd.**
> **Registration Statement on Form F-1**
> **Filed August 13, 2014**
> **File No. 333-198123**

Dear Mr. Tamarkin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that you must file all exhibits previously submitted with your draft registration statement with your publicly filed F-1. Please include these exhibits in your next amendment.

2. We are in receipt of the illustrations proposed for inclusion in the inside cover of your prospectus. In the absence of sufficient information on the inside cover page, potential investors may be unable to put the illustrations in their proper context. For example, it is unclear whether the two patients shown on the page are fair representations of the observed outcomes of your trials and how their treatment and response to the medication compares to other trial participants. Nor is it clear how the before" and "after" photographs depicted compare to photographs of the larger spectrum of patients.

Accordingly, please remove the illustrations or substantially modify the cover art to satisfy our concerns.

Notes to the Financial Statements
Note 2 Significant Accounting Policies
k. Revenue Recognition, F-9

3. Please refer to your response to our prior comment 5 and address the following:

- To support your assertion that "contingent payments" that are not contingent solely on passage of time are not milestones as defined in ASC 605-28, provide us further explanation as to how the licensee can achieve the events triggering payment without the services you either provide or are responsible for providing under the Company's development and license agreements.

- Please provide us a more robust analysis supporting your assertion that the Company's development and license agreements do not contain multiple elements. It appears that your agreements contain multiple deliverables which require you to determine whether they represent separate units of accounting. Refer to ASC 605-25-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director